Energy Conversion Devices, Inc.
3800 Lapeer Road
Auburn Hills, Michigan 48326
March 2, 2011
Amanda Ravitz
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
RE:	Energy Conversion Devices, Inc. Registration Statement on Form S-3 SEC File 333-172228
Dear Ms. Ravitz:
          Set forth below are responses of Energy Conversion Devices, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated February 25, 2011 regarding the Registration Statement on Form S-3 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 (the “Amendment”) to the Registration Statement.
          The Staff’s comments, indicated in bold, are followed by responses on behalf of the Company.
Exhibit 5.1
1.	Please limit the assumption in clause (c) to factual matters.
Response:
     In response to the Staff’s comment, the Company has revised Exhibit 5.1 of the Amendment to limit the assumption in clause (c) to factual matters.
2.	The opinion should also opine that the Warrants and the Subscription Rights will be binding obligations of the company.
Response:
     In response to the Staff’s comment, the Company has revised paragraphs 2 and 3 of Exhibit 5.1 of the Amendment to opine that the Warrants and the Subscription Rights will be binding obligations of the company.

Securities and Exchange Commission
Division of Corporation Finance
March 2, 2011

3.	We note that the opinions expressed are limited to the internal laws of the State of Michigan, the Delaware General Corporation Law and the Federal laws of the United States. Given these limitations, please:
•	have counsel confirm to us in correspondence submitted on EDGAR that it concurs with our understanding that the reference and limitation to the “Delaware General Corporation Law” includes the statutory provisions and reported judicial decisions interpreting those laws; and

•	file an opinion of counsel who can opine that the Debt Securities to be issued will be validly issued and will constitute valid and binding obligations of the company under New York law, the governing law set forth in the form of each Indenture.
Response:
     I hereby confirm that I concur with the Staff’s understanding that the reference and limitation to the “Delaware General Corporation Law” includes the statutory provisions and reported judicial decisions interpreting those laws.
     In response to the Staff’s comment, the Company has revised Exhibit 5.1 of the Amendment to clarify that I am opining that the Debt Securities to be issued pursuant to the Registration Statement will be validly issued and will constitute valid and binding obligations of the company under New York law.
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     In connection with the Staff’s comments, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Jay B. Knoll
Jay B. Knoll, Esq.
Executive Vice President, General Counsel and Chief Administrative Officer